UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 10)

POLYMER GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

731745105
(CUSIP Number)

Robert H. Weiss
General Counsel
MatlinPatterson Global Advisers LLC
520 Madison Avenue
New York, New York 10022
Telephone: (212) 651-9525
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 731745105

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 154,407

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 154,407

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,407

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 731745105

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 3,473,703

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 3,473,703

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,703

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 731745105

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 9,968,811

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 9,968,811

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,968,811

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 731745105

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 13,596,921

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 13,596,921

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,596,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%

14	TYPE OF REPORTING PERSON HC

CUSIP NO. 731745105

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 13,596,921

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 13,596,921

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,596,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%

14	TYPE OF REPORTING PERSON IA

CUSIP NO. 731745105

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 13,596,921

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 13,596,921

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,596,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%

14	TYPE OF REPORTING PERSON HC

CUSIP NO. 731745105

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 13,596,921

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 13,596,921

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,596,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%

14	TYPE OF REPORTING PERSON HC

CUSIP NO. 731745105

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON David J. Matlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 13,596,921

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 13,596,921

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,596,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 731745105

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Mark R. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 13,596,921

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 13,596,921

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,596,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%

14	TYPE OF REPORTING PERSON IN

INTRODUCTION.

          This Schedule Amendment No. 10 amends and supplements the Schedule 13D Statement filed on March 17, 2003 (the “Initial Statement”) as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on April 14, 2003 (“Schedule Amendment No. l”), as amended and supplemented by Amendment No. 2 to Schedule 13D, filed on June 5, 2003 (“Schedule Amendment No. 2”), as amended and supplemented by Amendment No. 3 to Schedule 13D, filed on April 29, 2004 (“Schedule Amendment No. 3”), as amended and supplemented by Amendment No. 4 to Schedule 13D, filed on May 19, 2004 (“Schedule Amendment No. 4”), as amended and supplemented by Amendment No. 5 to Schedule 13D, filed on November 16, 2004 (“Schedule Amendment No. 5”), as amended and supplemented by Amendment No. 6 to Schedule 13D, filed on January 21, 2005 (“Schedule Amendment No. 6”), as amended and supplemented by Amendment No. 7 to Schedule 13D, filed on August 16, 2005 (“Schedule Amendment No. 7”), as amended and supplemented by Amendment No. 8 to Schedule 13D, filed on September 21, 2005 (“Schedule Amendment No. 8”), and as amended and supplemented by Amendment No. 9 to the Schedule 13D, filed on August 14, 2009. The Initial Statement, Schedule Amendment No. 1, Schedule Amendment No. 2, Schedule Amendment No. 3, Schedule Amendment No. 4, Schedule Amendment No. 5, Schedule Amendment No. 6, Schedule Amendment No. 7, Schedule Amendment No. 8, Schedule Amendment No. 9 and this Schedule Amendment No. 10 are collectively referred to herein as the “Statement.” Capitalized terms used and not defined in this Schedule Amendment No. 10 shall have the meanings set forth in the Statement.

          The Initial Statement was filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., a limited partnership organized under the laws of Delaware (“Matlin Partners (Delaware)”), MatlinPatterson Global Opportunities Partners B, L.P., a limited partnership organized under the laws of Delaware (the “Opt-Out Fund”), and MatlinPatterson Global Opportunities Partners (Bermuda) L.P., a limited partnership organized under the laws of Bermuda (“Matlin Partners (Bermuda),” and collectively with the Opt-Out Fund and Matlin Partners (Delaware), “Matlin Partners”), (ii) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC (“Matlin Global Partners”), a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC (“MatlinPatterson”), a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each, as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), the Opt-Out Fund, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the “Reporting Persons” and each a “Reporting Person”), for the purpose of disclosing the beneficial ownership of the Reporting Persons in Polymer Group, Inc. (the “Issuer”) pursuant to the Debtor’s Joint Second Amended and Modified Plan of Reorganization (the “Plan”), approved on January 16, 2003 by the United States Bankruptcy Court for the District of South Carolina (Case No. 02-5773(w)).

          Schedule Amendment No. 1 was filed for the purpose of disclosing the execution of a letter agreement on April 11, 2003 between the Issuer and Matlin Partners (Delaware).

          Schedule Amendment No. 2 was filed for the purpose of disclosing (1) the execution of Amendment No. 1, dated as of May 30, 2003, among the Issuer, each of the entities identified under the caption “Guarantors” on the signature pages thereto and Matlin Partners (Delaware) amending the Senior Subordinated Note Purchase Agreement dated as of March 5, 2003 and the Senior Subordinated Note and (2) the amendment of the Convertible Notes pursuant to the Supplemental Indenture dated as of May 30, 2003 among the Issuer, the subsidiary guarantors named therein and Wilmington Trust Company, as trustee.

          Schedule Amendment No. 3 was filed on behalf of the Reporting Persons for the purpose of (1) amending certain information that has changed since the filing of Amendment No. 2, (2) disclosing the consummation on April 27, 2004 of the transactions contemplated by the Exchange Agreement, a copy of which is attached hereto as Exhibit 14 by and among the Issuer, Matlin Partners (Delaware) and Matlin Partners (Bermuda), relating to the refinancing of the Issuer and (3) disclosing the filing of the Certificate of Designations to the Amended and Restated Articles of Incorporation of the Issuer, a copy of which is attached hereto as Exhibit 15 filed on April 27, 2004 with the Secretary of State of the State of Delaware.

          Schedule Amendment No. 4 was filed on behalf of the Reporting Persons for the purpose of (1) disclosing additional amounts distributed to the Reporting Persons pursuant to the Plan that were initially held back as previously disclosed in Item I Subsection I.C. as filed in the Initial Statement and (2) a reallocation of securities of the Issuer held by the Reporting Persons.

          Schedule Amendment No. 5 was filed on behalf of the Reporting Persons for the purpose of disclosing shares of Class A Common Stock of the Issuer purchased by the Reporting Persons in open market transactions.

          Schedule Amendment No. 6 was filed on behalf of the Reporting Persons for the purpose of disclosing amounts distributed to the Reporting Persons as pay-in-kind dividends on the shares of Preferred Stock then held by the Reporting Persons.

          Schedule Amendment No. 7 was filed on behalf of the Reporting Persons for the purpose of (1) clarifying the equity allocations among Matlin Partners and (2) disclosing amounts distributed to the Reporting Persons as pay-in-kind dividends on the shares of Preferred Stock then held by the Reporting Persons.

          Schedule Amendment No. 8 was filed on behalf of the Reporting Persons to (1) clarify the equity allocations among Matlin Partners and (2) reflect the conversion by Matlin Partners of all of their shares of Preferred Stock into shares of Common Stock of the Issuer.

          Schedule Amendment No. 9 was filed on behalf of the Reporting Persons to report the filing of a registration statement on Form S-3 by the Issuer (the “S-3 Registration Statement”) for the sale of shares of Class A Common Stock having a price to the public of up to $350 million in the aggregate (the “Maximum Amount”) by or on behalf of the Reporting Persons.

          Schedule Amendment No. 10 is being filed on behalf of the Reporting Persons to report, among other things, the execution of a Shareholders Agreement entered into among Matlin Partners (Delaware), Tesalca-99, S.A., Texnovo, S.A and the Issuer dated as of December 2, 2009 (the”2009 Shareholders Agreement”) in connection with the closing of Phase I as described in the Asset Transfer Agreement dated as of October 28, 2009 (the “Asset Transfer Agreement”) among the Issuer, Parámetro Tecnológico, S.L.U., Tesalca-99, S.A., Texnovo, S.A. and Grupo Corinpa, S.L..

ITEM 2. IDENTITY AND BACKGROUND

          Paragraph (vii) of Item 2 is hereby amended and restated in its entirety to read as follows:

(vii) Mark R. Patterson and David J. Matlin are each the holder of 50% of the membership interests in MatlinPatterson. The address of Mark R. Patterson and David J. Matlin’s principal business office is 520 Madison Avenue, New York, New York 10022. Mark R. Patterson’s present principal occupation is acting as Chairman of Matlin Advisers and David J. Matlin’s present principal occupation is acting as Chief Executive Officer of Matlin Advisers. Mark R. Patterson is a director of the Issuer. Mark R. Patterson and David J. Matlin are citizens of the United States of America.

ITEM 4. PURPOSE OF TRANSACTION

          Item 4 is hereby amended and restated in its entirety to read as follows:

          The Class A Common Stock held by Matlin Partners and Preferred Stock acquired pursuant to the Exchange Agreement by Matlin Partners were acquired as more fully described in Item 3 and Item 6. The information set forth in Item 3 and Item 6 hereof is hereby incorporated by reference into this Item 4. Matlin Partners currently holds its Class A Common Stock (including Class A Common Stock received upon conversion of its Preferred Stock) for investment purposes subject to the next paragraph.

          Subject to the agreements and arrangements described in this Item 4 and Item 6 hereof, the Reporting Persons continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether Class A Common Stock of the Issuer will be disposed of by Matlin Partners and/or by other accounts and funds of which Matlin Global Partners is the general partner and/or investment manager. At any time, some or all of the Class A Common Stock of the Issuer beneficially owned by Matlin Partners may be sold pursuant to registered offerings, in the open market, in privately negotiated transactions or otherwise.

          Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, any Reporting Person may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

          On August 3, 2007, Matlin Partners (Delaware) sent a notice pursuant to the Shareholders Agreement that the Reporting Persons intend to sell up to the Maximum Amount to a syndicate of underwriters and that such underwriters propose to offer such shares to the public. On August 6, 2007 the Issuer filed the S-3 Registration Statement for the sale of up to the Maximum Amount by the Reporting Persons. The Reporting Persons have not entered into any agreement with any underwriters regarding such sale and may, at any time, determine not to sell such shares. Any such sale is dependent on such underwriters offering price and other terms acceptable to the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and restated in its entirety to read as follows:

          (a)- (b) The information contained on the cover pages to this Schedule Amendment No. 10 is incorporated herein by reference. The Issuer has informed the Reporting Persons that, as of December 2, 2009 (the “Phase I Closing Date”), after giving effect to the transactions contemplated by the Asset Purchase Agreement, there were 20,977,289 shares of Class A Common Stock issued and outstanding. All percentages and numbers with respect to stock ownership contained in this Schedule Amendment No. 10 represent beneficial ownership by the Reporting Persons as of the Phase I Closing Date.

          Matlin Partners (Delaware), is a direct beneficial owner of 9,968,811 shares of Class A Common Stock and MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 9,968,811 shares of Class A Common Stock. The 9,968,811 shares of Class A Common Stock represent beneficial ownership of approximately 47.5% of the Issuer’s issued and outstanding shares of Class A Common Stock.

          Matlin Partners (Bermuda), is a direct beneficial owner of 3,473,703 shares of Class A Common Stock and MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 3,473,703 shares of Class A Common Stock. The 3,473,703 shares of Class A Common Stock represent beneficial ownership of approximately 16.6% of the Issuer’s issued and outstanding shares of Class A Common Stock.

          The Opt-Out Fund, is a direct beneficial owner of 154,407 shares of Class A Common Stock consisting solely of 154,407 shares of Class A Common Stock and MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 154,407 shares of Class A Common Stock. The 154,407 shares of Class A Common Stock represent beneficial ownership of less than 1% of the Issuer’s issued and outstanding shares of Class A Common Stock.

          Matlin Global Partners serves as General Partner of Matlin Partners. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own share the shares owned by Matlin Partners. Matlin Advisers serves as investment advisor to Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by Matlin Partners. Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by Matlin Partners. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by Matlin Partners. Mark R. Patterson and David J. Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partners.

          By virtue of the relationships described above, (i) Matlin Partners (Delaware) may be deemed to have shared voting and dispositive power with respect to 9,968,811 shares of Class A Common Stock, (ii) Matlin Partners (Bermuda) may be deemed to have shared voting and dispositive power with respect to 3,473,703 shares of Class A Common Stock, (iii) Opt-Out Fund may be deemed to have shared voting and dispositive power with respect to 154,407 shares of Class A Common Stock; and (iv) each of MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin may be deemed to have shared voting and dispositive power with respect to 13,596,921shares of Class A Common Stock.

          The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Class A Common Stock owned by other parties, and such beneficial ownership is expressly disclaimed.

          The Issuer has informed the Reporting Persons that the Sellers (as defined below) beneficially own 1,048,865 shares of Class A Common Stock, representing approximately 5% of the issued and outstanding shares of Class A Common Stock as of December 2, 2009. The Matlin Partners, the Sellers and the Issuer have entered into the 2009 Shareholders Agreement, described in Item 6 below. To the extent that, as a result of these agreements or otherwise, the Matlin Partners and the Sellers may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons expressly disclaims membership in such group.

          In addition, the Matlin Partners are also a party to the Shareholders Agreement described in the Initial Statement. To the extent that, as a result of this agreement or otherwise, the Matlin Partners and the other stockholder parties thereto may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons expressly disclaims membership in such group.

          (c)     Other than as described in this Schedule Amendment No. 10, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Class A Common Stock.

          (d)     Not applicable.

          (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and supplemented by adding the following to the end of said item 6 as follows:

          V. 2009 SHAREHOLDERS AGREEMENT

          The Issuer has advised the Reporting Persons that pursuant to the closing of Phase I of the Asset Transfer Agreement , the Issuer issued an aggregate of 1,048,865 shares of Class A Common Stock (the “Phase I Shares”) representing approximately 5% of total outstanding shares of Class A Common Stock as of the Phase I Closing Date to Tesalca-99, S.A. and Texnovo, S.A. (collectively, the “Sellers” and individually, a “Seller”). In addition, pursuant to the terms of the Asset Transfer Agreement, the Sellers may acquire additional shares of Class A Common Stock to the extent the closing of Phase II thereunder occurs (any additional shares acquired at the Phase II closing are referred to as the “Phase II Shares”). In connection with any Phase II closing, the Sellers would acquire such number of additional shares of Class A Common Stock to represent, when combined with the Phase I Shares, 6.75% of the outstanding shares of the Issuer as of the Phase I Closing Date, after giving effect to the issuance of the Phase II Shares.

          In connection with the Asset Transfer Agreement, Matlin Partners entered into the 2009 Shareholders Agreement with each of the Sellers and the Issuer.

          BOARD COMPOSITION AND SIZE

          The 2009 Shareholders Agreement provides that the Sellers jointly will have the right to nominate one member to the Issuer’s Board of Directors (“Board”) until the Drop-Off Date. “Drop Off Date” means, (i) for the period from the Phase I Closing Date until the closing date of Phase II (the “Phase II Closing Date”), the first date that any Phase I Shares are transferred by either Seller (or any of their permitted transferees) to any transferee that is not a permitted transferee, and (ii) for the period from and after the Phase II Closing Date, the date upon which the Sellers own less than 5% of the total outstanding Class A Common Stock calculated on a fully diluted basis.

          Each of the Sellers and the Matlin Partners have agreed to take, or cause to be taken, such actions as may be required from time to time to maintain the number of persons comprising the Board at nine, and to elect as directors all of the directors nominated by the Company for election as directors, including the Seller director.

          TRANSFER RESTRICTIONS

          Under the 2009 Shareholders Agreement, transfers of Phase I Shares and Phase II Shares by the Sellers or any permitted transferee that acquired such Shares by way of one of the exceptions set forth immediately below are generally prohibited for a period of one year from issuance except:

o	pursuant to “tag-along” sales and “drag-along” sales, as described below in “— Tag-Along Rights” and “— Drag-Along Rights”, respectively;
o	to affiliates or successors; or
o	to any lender to secure financings of either Seller.

          TAG-ALONG RIGHTS

          If the Matlin Partners propose to transfer shares of Class A Common Stock in a “tag-along sale” (as described below), then the Sellers shall have the right to sell a pro rata portion of their shares of Class A Common Stock on the same terms and conditions as the proposed transfer. A “tag-along sale” is any sale or transfer by any of the Matlin Partners to another person or entity other than an affiliate or limited partner) (a “Third Party”) except for any sale by the Matlin Partners if (a) prior to and after giving effect to such sale, the Matlin Partners shall own at least an aggregate of 54.9% of the Class A Common Stock, calculated on a fully diluted basis, or (b) the Matlin Partner’s sale to a Third Party is in connection with a tender offer or other offer by such Third Party open to the Sellers upon the same terms and conditions offered to Matlin Partners, or (c) the Matlin Partner’s sale is made in the market pursuant to Rule 144 as promulgated under the Securities Act and the applicable volume restrictions or a registration statement.

          DRAG-ALONG RIGHTS

          If the Matlin Partners approve the Sale of the Company and deliver written notice thereof to the Issuer and the Sellers not less than 30 calendar days before the consummation of such sale, each Seller subject to certain limited exceptions will vote for, consent to, cooperate with and will not object or otherwise impede consummation of such sale. “Sale of the Company” means the direct or indirect sale of the Issuer to a third party pursuant to which such party or parties acquire (i) capital stock of the Issuer possessing the voting power to elect a majority of the Board (whether by merger, consolidation or sale, exchange or transfer of the Company’s capital stock), or (ii) all or substantially all of the Issuer’s assets determined on a consolidated basis.

          PREEMPTIVE RIGHTS

          Under the 2009 Shareholders Agreement, each Seller will have preemptive rights to acquire securities to be issued by the Company in order to maintain its then-current proportionate stock ownership, subject to certain exceptions.

          TERMINATION

          Generally, all rights and obligations under the 2009 Shareholders Agreement terminate on the Drop Off Date, provided, that the tag-along, drag-along and preemptive rights will not terminate until the later of the Drop Off Date and December 31, 2011.

          The foregoing description of the 2009 Shareholders Agreement is qualified in its entirety by reference to the full text of the 2009 Shareholders Agreement, which is filed as Exhibit 16 hereto and is incorporated by reference in its entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          Item 7 is amended and supplemented by adding the following:

Exhibit No.	Description

16.

Shareholders Agreement dated as of December 2, 2009 among MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P, Tesalca-99, S.A., Texnovo, S.A and Polymer Group, Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: December 4, 2009

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS B, L.P.

By:	MatlinPatterson Global Partners LLC, its general partner

By:	/s/ Mark R. Patterson

Name: Mark R. Patterson
Title: Director

MATLINPATTERSON LLC

By:	/s/ Mark R. Patterson

Name: Mark R. Patterson
Title: Member

MATLINPATTERSON ASSET MANAGEMENT LLC

By:	/s/ Mark R. Patterson

Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL ADVISERS LLC

By:	/s/ Mark R. Patterson

Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL PARTNERS LLC

By:	/s/ Mark R. Patterson

Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.

By:	MatlinPatterson Global Partners LLC, its general partner

By:	/s/ Mark R. Patterson

Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (Bermuda) L.P.

By:	MatlinPatterson Global Partners LLC, its general partner

By:	/s/ Mark R. Patterson

Name: Mark R. Patterson
Title: Director

DAVID J. MATLIN

By:	/s/ David J. Matlin

Name: David J. Matlin

MARK R. PATTERSON

By:	/s/ Mark R. Patterson

Name: Mark R. Patterson

EXHIBIT INDEX

16.     Shareholders Agreement dated as of December 2, 2009 among MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P, Tesalca-99, S.A., Texnovo, S.A and Polymer Group, Inc.